Mail Stop 3561

October 5, 2009

Thomas L. Hanson
Vice President-Controller and Chief Accounting Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

> **Re:** **Alliant Energy Corporation**
> **Interstate Power and Light Company**
> **Wisconsin Power and Light Company**
> **Forms 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File Nos. 001-09894; 001-04117; 000-00337**
>
> **Alliant Energy Corporation**
> **Form 8-K**
> **Filed April 30, 2009**
> **File No. 001-09894**

Dear Mr. Hanson:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director